SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Immatics N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

N44445109

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N44445109

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,170,846
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,170,846

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,170,846
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N44445109

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,086,159
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,086,159

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,086,159
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N44445109

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,170,846
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,170,846

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,170,846
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N44445109

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value €0.01 per share (the “Ordinary Shares”) of Immatics N.V. (the “Issuer”), which has its principal executive offices at Paul-Ehrlich-Straße 15, 72076 Tübingen, Germany.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors” or “Perceptive”), Joseph Edelman (“Mr. Edelman”) and Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”, and together with Perceptive Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Advisors serves as the investment advisor to the Master Fund and Mr. Edelman is the managing member of Perceptive Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors and other related entities.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed on Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed on Schedule A to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation.

Schedule A to this Schedule 13D sets forth the information regarding the directors of the Master Fund.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisitions of the Ordinary Shares reported on this Schedule 13D was working capital of the Master Fund and as a result of the Master Fund’s equity interest in ARYA (as defined below) in connection with the Distribution (as defined below).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares set forth in this Schedule 13D and hold their Ordinary Shares for investment purposes. Adam Stone, Chief Investment Officer of Perceptive, currently serves as a member of the Issuer’s Board of Directors pursuant to the Investor Rights Agreement (as defined below).

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Ordinary Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Ordinary Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Ordinary Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Ordinary Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its Ordinary Shares or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 102,985,072 Ordinary Shares outstanding as of January 31, 2024, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on March 21, 2024, and in the case of the cover pages for Perceptive and Mr. Edelman give effect to the exercise of the Options (as defined below)

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The shares reported include (i) 8,086,159 Ordinary Shares held by the Master Fund, and (ii) 84,687 Ordinary Shares issuable upon the exercise of 84,687 vested stock options or stock options that will vest within 60 days (the “Options”) that Perceptive has rights to pursuant to a management fee offset.

(c)	On May 30, 2024, the Master Fund acquired 3,503,750 Ordinary Shares in a pro rata distribution from ARYA at a valuation of $11.28 per share (the “Distribution”).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference to this Item 6.

Investor Rights Agreement

On July 1, 2020, Arya Sciences Holdings (the “ARYA”) entered into an Investor Rights and Lock-Up Agreement (the “Investor Rights Agreement”) with the Issuer and certain other stockholders of the Issuer. Pursuant to the terms of the Investor Rights Agreement, ARYA and the Master Fund assumed certain rights as described below.

Pursuant to the Investor Rights Agreements, until the fifth anniversary of the closing of the ARYA Merger (as defined therein), at each annual or special meeting of the Issuer’s shareholders, (i) the Master Fund and certain other investors named therein (collectively, the “ARYA Investors”) have the right, but not the obligation, to designate for election as a director two individuals to serve on the Issuer’s Board (one Class I director and one Class III director), provided that the ARYA Investors’ nomination rights will terminate if at any time ARYA Investors collectively own less than 5% of the Issuer’s then-outstanding Ordinary Shares. Once nominated, the Issuer’s Board is obligated to recommend such individuals for election and to include such recommendation in any proxy statement or similar document provided to the Issuer’s shareholders.

Pursuant to the Investor Rights Agreement, the Issuer agreed to file, subject to customary exceptions, a Registration Statement covering all Ordinary Shares issued in connection with the ARYA Merger, including the private placement of Ordinary Shares. The Registration Statement was declared effective on August 13, 2020. The Investor Rights Agreement also provides the parties with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions.

The foregoing description of Investor Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement.

Exhibit 2

Investor Rights and Lock-Up Agreement, dated July 1, 2020, by and among the Issuer, Arya Sciences Holdings, and certain other investors of the Issuer named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form F-1 filed on July 31, 2020 (File No. 333-240260)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of Ordinary Shares (to the extent not pursuant to Item 5(a)) of each director of the Master Fund (to the extent not set forth in Item 2).

Master Fund
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Ordinary Shares
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None

Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None

James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None